 Exhibit 99.1

June 22, 2022

ProMIS Neurosciences Announces Debt Amendment and Conversion

TORONTO, Ontario and CAMBRIDGE, Massachusetts, June 22, 2022 (GLOBE NEWSWIRE) -- ProMIS Neurosciences Inc. (TSX: PMN) (OTCQB: ARFXF) (“ProMIS” or the “Company”), a biotechnology company focused on the discovery and development of antibody therapeutics targeting misfolded proteins such as toxic oligomers, implicated in the development of neurodegenerative diseases, is pleased to announce that it has entered into debenture amendments with seven (7) creditors to settle an aggregate of US$7,000,000 of indebtedness via the issuance of 70,000,000 Series 1 Preferred Shares ("Series 1 Shares") of the Company at US$0.10 per share. The debenture amendments allow for the settlement of indebtedness under the amended debentures in Series 1 Shares in lieu of Common Shares at the option of the holder. The Series 1 Shares are convertible into Common Shares at a ratio of 1:1 in accordance with their terms.

This transaction will allow the Company to conserve its cash on hand and is an important step in the Company’s efforts to meet the minimum initial listing requirements of a major North American stock exchange.

The transaction is subject to acceptance of the TSX. The shares to be issued have not and will not be registered under the US Securities Act of 1933, as amended, or any state securities laws. The rights and privileges of the Series 1 Shares are fully described on the Company’s website.

The following unaudited pro forma balance sheet presents the Company’s financial position as of March 31, 2022 after giving effect to the impact of the June 19, 2022 debt conversion as though it had occurred on March 31, 2022. This unaudited pro forma balance sheet should be read along with the Company’s audited financial statements for the year ended December 31, 2021, and the unaudited information presented in its quarterly financial statements for the three months ended March 31, 2022 which are available on SEDAR. The unaudited pro forma balance sheet is provided for informational purposes only and is not necessarily indicative of the financial position that would have occurred had the transaction been completed as of the dates set forth, nor is it indicative of the future financial position of the Company.

ProMIS Neurosciences Inc.

(a development stage company)

PRO FORMA BALANCE SHEET
(Unaudited)

all $ in Canadian dollars

	March 31, 2022	Pro forma adjustments attributable to conversion of convertible notes		March 31, 2022 Adjusted
	$	$		$
ASSETS
Current assets
Cash and cash equivalents	$17,177,02	$(22,104	)a	$17,154,92
Short-term investments	42,078	-		42,078
Tax credits receivable	125,862	-		125,862
Prepaid expenses, deposits and deferred charges	651,600	-		651,600
Total current assets	17,996,565	(22,104)		17,974,461
Property and equipment, net	6,263	-		6,263
Technology rights, net	33,280	-		33,280
Total assets	18,036,108	(22,104)		18,014,004
LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
Accounts payable	804,946	-		804,946
Accrued liabilities	930,739	(22,104	)a	908,635
Total current liabilities	1,735,685	(22,104)		1,713,581
Convertible debentures	5,056,806	(5,056,806	)b	-
Derivative liability	4,538,106	(4,538,106	)c	-
Warrant liability	2,037,389	-		2,037,389
Total Liabilities	13,367,986	(9,617,016)		3,750,970
Shareholders' Equity
Common Shares	72,045,506	-		72,045,506
Series 1 Preferred Shares	-	7,000,000	d	7,000,000
Other equity	9,019,103	-		9,019,103
Contributed surplus	9,715,259	-		9,715,259
Deficit	(86,111,746)	2,594,912	e	(83,516,834)
Total shareholders' equity	4,668,122	9,594,912		14,263,034
Total liabilities and shareholders' equity	$18,036,108	$(22,104)		$18,014,004

a	Cash settlement of accrued interest through June 19, 2022 of $22,104.
b	The pro forma net adjustment of $5,056,806 includes an increase to the carrying value of the convertible debt for interest expense and amortization of debt discount through June 19, 2022 of $145,214 and the extinguishment of the carrying value of the debt as of June 19, 2022 of $5,202,020.
c	The pro forma net adjustment of $4,538,106 includes a decrease in the fair value of the derivative liability of $1,144,651 from a final mark to fair value on the conversion date and the extinguishment of the remaining derivative liability of $3,393,455.
d	Fair value of no-par value Series 1 Preferred Shares issued of $7,000,000 (70 million shares at $0.10 per share).
e	The pro forma net adjustment of $2,594,912 includes a gain on extinguishment of the convertible debt and derivative liability of $1,595,475 and gain on the change in fair value of the derivative liability of $1,144,651 offset by $145,214 of interest expense.

About ProMIS Neurosciences Inc.

ProMIS Neurosciences Inc. is a development stage biotechnology Corporation focused on discovering and developing antibody therapeutics selectively targeting toxic oligomers implicated in the development and progression of neurodegenerative diseases, in particular Alzheimer’s disease (AD), amyotrophic lateral sclerosis (ALS) and multiple system atrophy (MSA). The Corporation’s proprietary target discovery engine is based on the use of two complementary techniques. The Corporation applies its thermodynamic, computational discovery platform - ProMISTM and Collective Coordinates - to predict novel targets known as Disease Specific Epitopes on the molecular surface of misfolded proteins. Using this unique approach, ProMIS is developing novel antibody therapeutics for AD, ALS and MSA. ProMIS is headquartered in Toronto, Ontario, Canada with offices in Cambridge, Massachusetts, U.S.A. ProMIS is listed on the Toronto Stock Exchange (TSX) under symbol PMN, and on the OTCQB Venture Market under symbol ARFXF.

Visit us at www.promisneurosciences.com, follow us on Twitter and LinkedIn

For Investor Relations please contact:

Alpine Equity Advisors

Nicholas Rigopulos, President

nick@alpineequityadv.com
Tel. 617 901-0785

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. Certain information in this news release constitutes forward-looking statements and forward-looking information (collectively, "forward-looking information") within the meaning of applicable securities laws. In some cases, but not necessarily in all cases, forward-looking information can be identified by the use of forward-looking terminology such as "plans", "targets", "expects" or "does not expect", "is expected", "an opportunity exists", "is positioned", "estimates", "intends", "assumes", "anticipates" or "does not anticipate" or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might", "will" or "will be taken", "occur" or "be achieved". In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances contain forward-looking information. Specifically, this news release contains forward-looking information relating to the potential listing of the Company’s shares on a stock exchange in the United States. Forward-looking information is necessarily based on a number of opinions, assumptions and estimates. Important factors that could cause actual results and financial condition to differ materially from those indicated in the forward-looking information include, among others, the factors discussed throughout the "Risk Factors" section of the Company's most recently filed annual information form available on www.SEDAR.com. Except as required by applicable securities laws, the Company undertakes no obligation to publicly update any forward-looking information, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

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Source: ProMIS Neurosciences Inc.